FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

• Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 33-25931

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
500 Washington Street
Columbus, Indiana 47201

B. Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 6/27/05 By: Theresa L. Hall

Theresa L. Hall, Vice President
Irwin Financial Corporation

PricewaterhouseCoopers

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Index

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
June 28, 2005

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value	$ 55,998,821	$ 50,773,735
Contributions receivable		
Employer	1,652,252	2,770,049
Employee	105,693	-
Cash	-	3,872
Net assets available for benefits	$ 57,756,766	$ 53,547,656

The accompanying notes are an integral part of these financial statements.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Investment income	
Net appreciation in the fair value of investments	$ 2,591,292
Interest and dividends	941,379
Total investment income	3,532,671
Contributions	
Employee	4,109,800
Employer	2,229,509
Total contributions	6,339,309
Deductions	
Benefits paid to participants	(5,655,065)
Administrative expenses	(7,805)
Total deductions	(5,662,870)
Increase in net assets available for benefits	4,209,110
Net assets available for benefits	
Beginning of year	53,547,656
End of year	$ 57,756,766

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a contributory defined contribution plan covering all eligible employees of Irwin Mortgage Corporation (the "Company" or the "Employer") who have elected to participate. All personnel of the Company who have worked three months are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Non-highly compensated participants, as defined by the Internal Revenue Code (the "Code") and the Plan document, may contribute between 1% and 100% of their compensation, while highly compensated employees, as defined by the Code and the Plan document, may contribute between 1% and 6% of their compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Code. Participants may also contribute amounts representing distributions from other defined contribution plans.

The Company will match 100% of the employees' contributions up to 2% of earnings, but not to exceed $1,000 per year, which contribution is allocated among the Plan's investment options according to the elections made by the participants. Additionally, at the end of each calendar year, the Employer may contribute and allocate to each participant's account a profit-sharing percentage of compensation if the participant contributes at least 2% of his/her compensation to the Plan. The profit-sharing percentage is determined annually by the Employer based on a predetermined formula which measures the annual financial performance of the Company. The president of the Company, acting under the authority of the Board, authorized a profit-sharing contribution of $1,636,671 to the Plan for 2004.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, profit sharing contributions, and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0 %
Greater than 1 but less than 2	20 %
Greater than 2 but less than 3	40 %
Greater than 3 but less than 4	60 %
Greater than 4 but less than 5	80 %
5 or more	100 %

Forfeited Accounts
Upon complete withdrawal by a participant, the nonvested portion of the Employer's contribution will be forfeited and applied to reduce the Employer's future contributions. For the year ended December 31, 2004, forfeitures resulting from withdrawn participants utilized to reduce Employer contributions were $287,626.

Investment Options
Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Participants Loans
Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan terms range from 0 to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits
Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Benefits are payable in a lump sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Participant balances less than $5,000 will be distributed in a lump sum distribution of cash.

Administrative Expenses
Certain administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock of the Company's parent company, Irwin Financial Corporation, is valued at its quoted market price. Participant loans receivable are valued at estimated fair value consisting of unpaid principal plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Benefit Payments
Benefits are recorded when paid.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan document.

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 20, 2004, that the Plan is designed in accordance with applicable sections of the Code and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Investments

Investments, at fair value, at December 31, 2004 and 2003, consist of the following:

	2004		2003	
Mutual funds				
Lord Abbett Mid Cap Value	$ 2,848,428	*	$ 1,203,527	
Royce Opportunity Fund	2,048,879		1,286,349	
Putnam Stable Value Fund	2,241,715		2,554,074	*
Putnam Fund for Growth and Income	6,106,266	*	5,520,742	*
Putnam Income Fund	2,873,821	*	2,772,444	*
Putnam Vista Fund	-		2,123,579	
Putnam Voyager Fund	4,291,584	*	3,504,141	*
Putnam OTC and Emerging Growth Fund	-		1,833,063	
Putnam New Opportunities Fund	-		2,974,258	*
Putnam International Equity Fund	4,920,838	*	4,401,253	*
Putnam Money Market Fund	4,297,978	*	4,520,169	*
Putnam Asset Allocation Growth Portfolio	1,273,363		707,307	
Putnam Asset Allocation Balanced Portfolio	1,174,580		858,896	
Putnam Asset Allocation Conservative Portfolio	654,588		599,283	
Putnam S&P 500 Index Fund	3,826,852	*	3,060,167	*
Putnam High Yield Advantage Fund	1,121,799		765,776	
Vanguard MidCap Growth Fund	7,444,093	*	-	
	45,124,784		38,685,028	
Common stock fund				
Irwin Financial Corporation common stock, 326,028 and 350,646 shares, respectively	9,255,921	*	11,010,292	*
Loans				
Participant loans receivable with interest rates ranging from 4.0% to 9.5%, due at various dates through October 2019	1,618,116		1,078,415	
Total investments	$ 55,998,821		$ 50,773,735	

* Investment represents 5% or more of the Plan's net assets.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 3,607,734
Common stock	(1,016,442)
	$ 2,591,292

6. Party-in-Interest Transactions

Transactions involving participant loans, the Irwin Financial Corporation Stock Fund and the funds administered by Putnam Fiduciary Trust Company, the trustee of the Plan, are considered party-in-interest transactions for 2004. As of December 29, 2004, the Plan's trustee was switched to Fidelity Management Trust Company. These transactions are not, however, considered prohibited transactions under 29CFR 408(b) of the ERISA regulations.

SUPPLEMENTAL SCHEDULE

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
December 31, 2004 — Schedule I

(a)	(b) Identity of Issue, Lessor or Similar Party	(c) Principal Amount or Number of Shares/Units	(d) Cost**	(e) Current Value
	Putnam Mutual Funds			
	Lord Abbett Mid Cap Value	125,870		$ 2,848,428
	Royce Opportunity Fund	155,572		2,048,879
*	Putnam Stable Value Fund	2,241,715		2,241,715
*	Putnam Fund for Growth and Income	314,756		6,106,266
*	Putnam Income Fund	420,149		2,873,821
*	Putnam Voyager Fund	258,374		4,291,584
*	Putnam International Equity Fund	207,806		4,920,838
*	Putnam Money Market Fund	4,297,978		4,297,978
*	Putnam Asset Allocation Growth Portfolio	114,614		1,273,363
*	Putnam Asset Allocation Balanced Portfolio	110,705		1,174,580
*	Putnam Asset Allocation Conservative Portfolio	71,540		654,588
*	Putnam S&P 500 Index Fund	124,531		3,826,852
*	Putnam High Yield Advantage Fund	180,935		1,121,799
	Vanguard MidCap Growth Fund	463,806		7,444,093
				45,124,784
	Irwin Financial Corporation Stock Fund			
*	Irwin Financial Corporation common stock	326,028		9,255,921
	Loan Fund			
*	Participant loans, interest rates ranging from 4.0% to 9.5%, with varied maturities from January 2005 to October 2019			1,618,116
				$ 55,998,821

* Denotes party-in-interest.

** Cost information is not required for participant-directed investments.